UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934
SharpLink Gaming Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.06 per share
(Title of Class of Securities)

M8273L 102
-----------
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
(212) 732-3200
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 26, 2021
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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO.: M8273L 102

1	NAMES OF REPORTING PERSON Mer Ofekim Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACHREPORT REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 145,371 *
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 145,371 *
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,371
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.98%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

* Mer Ofekim Ltd. is the record holder of 145,371 ordinary shares of the Issuer. Mer Ofekim Ltd. is an Israeli company jointly owned by Mr. Haim Mer and Mrs. Dora Mer. Accordingly, Mr. Haim Mer and Mrs. Dora Mer may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Mer Ofekim Ltd. Mr. Haim Mer and Mrs. Dora Mer are husband and wife.

**The percentage is based upon 14,815,881 Ordinary Shares outstanding as of July 26, 2021, as reported by the Issuer in its Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on July 27, 2021.

SCHEDULE 13D
CUSIP NO.: M8273L 102

1	NAMES OF REPORTING PERSON Haim Mer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACHREPORT REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,320*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,320*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.82%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Haim Mer and Mrs. Dora Mer are the holders of 123,980 ordinary shares of the Issuer. In addition, Mr. Haim Mer and Mrs. Dora Mer are the beneficial owners of: (i) 145,371 ordinary shares of the Issuer directly held by Mer Ofekim Ltd., an Israeli company jointly owned by Mr. and Mrs. Mer; (ii) 961 ordinary shares of the Issuer directly held by Mer Services Group Ltd., an Israeli company controlled by Mr. and Mrs. Mer; and (iii) 8 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

Accordingly, Mr. Haim Mer and Mrs. Dora Mer may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Mer Ofekim Ltd., Mer Services Ltd. and through their controlling interest in Mer & Co. (1982) Ltd. Mr. Haim Mer and Mrs. Dora Mer are husband and wife.

** The percentage is based upon 14,815,881 Ordinary Shares outstanding as of July 26, 2021, as reported by the Issuer in its Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on July 27, 2021.

SCHEDULE 13D

CUSIP NO.: M8273L 102

1	NAMES OF REPORTING PERSON Dora Mer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACHREPORT REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 270,320*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 270,320*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,320
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.82%**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Mr. Haim Mer and Mrs. Dora Mer are the holders of 123,980 ordinary shares of the Issuer. In addition, Mr. Haim Mer and Mrs. Dora Mer are the beneficial owners of: (i) 145,371 ordinary shares of the Issuer directly held by Mer Ofekim Ltd., an Israeli company jointly owned by Mr. and Mrs. Mer; (ii) 961 ordinary shares of the Issuer directly held by Mer Services Group Ltd., an Israeli company controlled by Mr. and Mrs. Mer; and (iii) 8 ordinary shares through their controlling interest in Mer & Co. (1982) Ltd.

Accordingly, Mr. Haim Mer and Mrs. Dora Mer may be deemed to have the shared voting and dispositive power as to the ordinary shares of the Issuer held of record by Mer Ofekim Ltd., Mer Services Ltd. and through their controlling interest in Mer & Co. (1982) Ltd.. Mr. Haim Mer and Mrs. Dora Mer are husband and wife.

** The percentage is based upon 14,815,881 Ordinary Shares outstanding as of July 26, 2021, as reported by the Issuer in its Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on July 27, 2021.

SCHEDULE 13D

CUSIP NO.: M8273L 102

Except as modified by the information provided in Amendment No. 4, the information set forth in the Statement, as supplemented by the information that appeared in Amendments No. 1 through 3, is incorporated by reference herein in response to the disclosure requirements of Schedule 13D.

Item 1. Security and Issuer

This Amendment No. 4 to the Statement on Schedule 13D relates to the ordinary shares, par value NIS 0.06 per share (the "Ordinary Shares"), of  SharpLink Gaming Ltd., a company formed under the laws of Israel (the “Issuer”), 333 Washington Avenue North, Suite 104, Minneapolis, MN 55401 (formerly known as Mer Telemanagement Solutions Ltd.)

Item 3. Source and Amount of Funds or Other Consideration

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

Effective as of July 26, 2021, as a result of the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated April 15, 2021 (the “Merger Agreement”), among the Issuer, SharpLink, Inc., a Minnesota corporation (“Old SharpLink”) and New SL Acquisition Corp. (“Merger Sub”), as described by the Issuer in its Registration Statement on Form F-3, as filed with the Securities and Exchange Commission on July 27, 2021, Merger Sub was merged with into Old SharpLink, with Old SharpLink remaining as the surviving corporation and a wholly-owned subsidiary of the Issuer (the “Merger”). In connection with the Merger, all of the outstanding shares of Old SharpLink capital stock were automatically exchanged for shares of the Issuer’s capital stock, the Reporting Person’s percentage of beneficial ownership was diluted and he ceased to be the beneficial owner of more than five percent of Ordinary Shares on July 26, 2021.

Item 4. Purpose of Transaction

The Reporting Persons have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing).

Item 5. Interest in Securities of the Issuer

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

(a)-(b). As of the date of this Schedule 13D/A, the Reporting Persons beneficially own 270,320 Ordinary Shares, which is 1.80% of the outstanding Ordinary Shares of the Issuer.

c. Except as set forth in this Schedule 13D/A, the Reporting Persons have not effected any transactions with respect to the Ordinary Shares during the past 60 days.

d. No person, other than the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares covered by this Schedule 13D/A.

e. The Reporting Persons ceased to be the beneficial owners of more than five percent of Ordinary Shares on July 26, 2021.

SCHEDULE 13D

CUSIP NO.: M8273L 102

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Concurrently with the execution of the Merger Agreement, Mr. Haim Mer entered into a lock-up agreement pursuant to which he accepted certain restrictions on transfers of Ordinary Shares of the Issuer held, or to be held, by him until 90 days after the consummation of the transaction, i.e., October 26, 2021. Mr. Haim Mer agreed that during such period, subject to certain exceptions, he will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by him or any of his affiliates or any person in privity with him), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act.

Other than as described in Items 3, 4, 5, 6 and the agreements incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named in this Schedule 13D/A and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99.1 Agreement and Plan of Merger, dated April 15, 2021, among the Issuer, SharpLink, Inc.,  and New SL Acquisition Corp. (incorporated by reference to Exhibit 99.2 filed with the Issuer’s Report on Form 6-K filed with the Commission on April 15, 2021)

SCHEDULE 13D

CUSIP NO.: M8273L 102

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.

October 14, 2021 (Date) /s/ Mer Ofekim Ltd. Mer Ofekim Ltd. By: Haim Mer Title: Director /s/ Haim Mer Haim Mer /s/ Dora Mer Dora Mer